Exhibit 99.2

A CULTURE OF MOBILITY

vodacom

# VODACOM GROUP (PROPRIETARY) LIMITED

## GROUP INTERIM RESULTS

for the six months ended September 30, 2006

HIGHLIGHTS

for the six months ended September 30, 2005 and 2006

Total customers increased by 34.7% to 25.8 million

•	Customers increased by 28.1% in South Africa to 20.2 million
•	Customers increased by 61.5% in Tanzania to 2.6 million
•	Customers increased by 64.0% in Vodacom Congo (DRC) to 2.0 million
•	Customers increased by 39.2% in Lesotho to 238 thousand
•	Customers increased by 106.5% in Mozambique to 694 thousand

Revenue increased by 20.3% to R19.5 billion

Profit from operations increased by 17.5% to R5.0 billion

EBITDA increased by 18.2% to R6.6 billion

Net profit after taxation increased by 30.4% to R3.1 billion

Cash generated from operations increased by 10.8% to R5.5 billion

Interim dividend increased by 47.1% to R2.5 billion

Total customers			Profit from operations
’000			Rand Millions

25,752
4,965
4,225
19,122

13,488			2,534

Sept 04	Sept 05	Sept 06	Sept 04	Sept 05	Sept 06

Vodacom Group Interim Results 2006 1

COMMENTARY

Vodacom Group (Proprietary) Limited, South Africa’s market leader in the provision of cellular services announces interim results for the six months ended September 30, 2006.

SOUTH AFRICA

Customers

The South African customer base increased by 28.1% to 20.2 million (September 30, 2005: 15.8 million). The increase was driven by growth in both the prepaid and contract market. The number of prepaid customers increased by 27.7% to 17.4 million, while the number of contract customers increased by 27.9% to 2.7 million. The strong growth in total customers was a direct result of the remarkable number of gross connections achieved of 5.3 million (September 30, 2005: 4.2 million).

ARPU

During the period under review, ARPU decreased by 15.6% to R124 (September 30, 2005: R147) per month. The continued dilution of ARPU is caused by the higher proportion of lower ARPU connections as the lower end of the market is penetrated. The prepaid customer ARPU decreased by 14.1% to R61 (September 30, 2005: R71) per month. Contract customer ARPU has decreased by 10.2% to R528 (September 30, 2005: R588) per month. The main contributing factor to this decrease has been the high growth in data customers as well as in the low end hybrid, Family Top Up package.

Churn

Contract churn is still low at 11.0%, although higher than the 9.3% contract churn for the six months ended September 30, 2005.

The prepaid churn of 47.7% (September 30, 2005: 18.7%) is high due to the change in the business rule regarding inactive customers (SIMs). Subsequent to a decision made by Vodacom South Africa on June 15, 2006 to change the definition of its active customer numbers to exclude calls forwarded to voicemail from the definition of a revenue generating activity, Vodacom South Africa has reverted to its original business rule of including a call forwarded to voice mail as

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COMMENTARY continued

revenue generating activity as from September 1, 2006.

Whilst some 2.4 million SIM cards have already been disconnected in terms of the revision to the business rule on June 15, 2006, any other SIM cards which are only generating revenue from call forward activities will in future be disconnected in terms of the normal disconnection rules after 215 days of inactivity.

Traffic

Total traffic on the network, excluding the impact of national and international roaming traffic, has shown an increase of 20.9% to 9.7 billion (September 30, 2005: 8.0 billion) minutes for the six months ended September 30, 2006. The growth was mainly due to the 28.1% year on year growth in the customer base to 20.2 million. Also evident was continued fixed for mobile call substitution, with mobile to mobile traffic increasing by 26.6% while mobile/fixed increased by only 1.3%.

Operational

The South African business was rewarded with a number of top awards during the six months ended September 30, 2006. In the recent Markinor Brand Survey, Vodacom was awarded SA’s second favourite overall brand and retained its number one position as South Africa’s favourite advertiser. In the Marketing Excellence Awards 2006, Vodacom was awarded as the Leading Brand Campaign 2006.

Although South Africa is experiencing a lot of regulatory challenges, the business is still growing and will continue to focus on customer growth and satisfaction, as well as delivering new products and services to its customers. Over the past six months the most noteworthy of these were a number of new Top Up packages, Bonus Voucher, Vodafone Simply, Vodafone Passport, Share Talk 1500, the month-to-month contract option and reverse billed SMS for the WASPs.

Regulatory

Broadcasting licence

Vodacom applied for a DVB-H test licence, which was awarded on May 16, 2006 in 542.3 MHz.

Electronic Communications Act

The Electronic Communications Act was promulgated on July 19, 2006 and

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COMMENTARY continued

replaces the current Telecommunications Act. Vodacom South Africa is required to convert its current licence into the different licensing categories provided under the new Act allowing them to enjoy the right to carry all international traffic.

Customer registration

The Regulation of Interception of Communications and Provision of Communications-related Information Act was proclaimed in the Government Gazette and has been made effective September 30, 2005 with the exception of the provision dealing with customer registration. Customer registration will come into effect once the legislative amendments allowing for electronic registration process are finalised. This is anticipated to be finalised during 2007.

Mobile number portability

Mobile number portability became commercially available on November 10, 2006. In terms of the implementation plan, all systems were ready by October 27, 2006 to allow for a 10-day production trial period before the launch.

Market share

Despite strong competition, Vodacom South Africa has retained its leadership in the highly competitive South African mobile communications market with an estimated 59% (September 30, 2005: 57%) market share on September 30, 2006. The market penetration of the cellular industry in South Africa is now an estimated 72.2% of the population.

OTHER AFRICAN OPERATIONS

Vodacom’s other African operations, which provide a world-class Global System for Mobile communications (GSM) service to millions of customers, are all faced with continued challenges such as competitiveness of other operators as well as rigorous regulatory and political changes. All these operations showed excellent growth in customers and were profitable in terms of profit from operations for the six months ended September 30, 2006 with the exception of Vodacom Mozambique.

Vodacom Tanzania increased its customer base by 61.5% to 2.6 million (September 30, 2005: 1.6 million) at

Vodacom Group Interim Results 2006 4

September 30, 2006. The Tanzanian market remains highly competitive, but with mobile penetration estimated at 12.6% of the population, it still promises further growth potential. Vodacom Tanzania’s market share decreased to 55% (September 30, 2005: 58%) at September 30, 2006.

Vodacom Democratic Republic of Congo (DRC) remains the market leader with an estimated market share of 49% (September 30, 2005: 49%) at September 30, 2006. The DRC has the lowest estimated mobile penetration of all Vodacom’s operations at 6.6% of the population at September 30, 2006. Vodacom Congo increased its customer base by 64.0% to 2.0 million (September 30, 2005: 1.2 million) at September 30, 2006.

Vodacom Lesotho is expected to remain a small operation, but has positioned itself well to minimise the impact of competitive activity and has maintained its estimated 80% market share at September 30, 2006. Vodacom Lesotho increased its customer base by 39.2% to 238 thousand (September 30, 2005: 171 thousand) at September 30, 2006. Mobile penetration in Lesotho is now estimated at 14.7%.

Vodacom Mozambique has managed to increase its estimated market share significantly to 33% (September 30, 2005: 26%) despite strong competition from the established competitor mCel, by offering competitive coverage through an aggressive coverage roll-out programme and innovative products. Vodacom Mozambique increased its customer base by 106.5% to 694 thousand (September 30, 2005: 336 thousand) at September 30, 2006. Mobile penetration is estimated at 10.7% at September 30, 2006.

The financial results of Vodacom’s operations are analysed in more detail in the segmental commentary of this report.

INVESTMENT ACTIVITIES

Vodacom entered into the following acquisition transactions during the period under review:

On August 30, 2006, the Group increased its interest in the equity of Smartphone SP (Proprietary) Limited, and its subsidiaries from 51% to 70%.

Vodacom Group Interim Results 2006 5

Effective September 13, 2006 Vodacom Service Provider Company (Proprietary) Limited acquired the entire contract customer base of approximately 160 thousand from Smartcom (Proprietary) Limited.

An offer to increase the Group’s shareholding in Cointel VAS (Proprietary) Limited from 51% to 70% was made and accepted. The effective date of the transaction was October 4, 2006.

The total consideration for the above transactions will amount to approximately R543 million and it will be paid during the quarter ended December 2006.

Vodacom Group Interim Results 2006 6

FINANCIAL REVIEW

FINANCIAL REVIEW

REVENUE

Geographical split

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
South Africa, including holding companies	12,057	14,764	17,580	22.5	19.1
Tanzania	472	611	775	29.4	26.8
DRC	594	649	898	9.3	38.4
Lesotho	65	77	105	18.5	36.4
Mozambique	43	74	108	72.1	45.9
Revenue	13,231	16,175	19,466	22.3	20.3

The increase in the revenue was primarily driven by the 34.7% increase in the Group customer base. Group ARPU decreased by 17.2% to R111 (September 30, 2005: R134) per month mainly due to the majority of the growth in the customer base being achieved in prepaid customers and the lower end of the contract market. Vodacom’s other African operations contributed 9.7% (September 30, 2005: 8.7%) to total revenue.

Revenue composition

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Airtime, connection and access	7,823	9,581	11,313	22.5	18.1
Data revenue	586	893	1,443	52.4	61.6
Interconnection	2,940	3,186	3,723	8.4	16.9
Equipment sales	1,318	1,910	2,312	44.9	21.0
International airtime	436	485	555	11.2	14.4
Other sales and services	128	120	120	(6.3)	–
Revenue	13,231	16,175	19,466	22.3	20.3

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FINANCIAL REVIEW continued

Airtime, connection and access revenue increased primarily due to the increase in the number of customers, offset by declining ARPUs in all operations.

Data revenue – geographical split

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
South Africa	542	821	1,347	51.5	64.1
Tanzania	35	50	65	42.9	30.0
DRC	4	13	19	>200.0	46.2
Lesotho	4	7	10	75.0	42.9
Mozambique	1	2	2	100.0	–
Data revenue	586	893	1,443	52.4	61.6

Data revenue increased mainly due to the popularity of SMS and data initiatives such as 3G, HSDPA, BlackBerry®, Mobile TV, Vodafone live! as well as other data products. Vodacom South Africa transmitted 2.2 billion (September 30, 2005: 1.5 billion) SMS messages over its network during the six months ended September 30, 2006. The number of active data users on the South African network as at September 30, 2006 was: MMS users 1,036,964 (September 30, 2005: 533,054); total data users 2,133,336 (September 30, 2005: 969,889); 3G and HSDPA active Vodafone Mobile Connect Cards 87,674 (September 30, 2005: 18 662), Vodafone live! users 686,967 (September 30, 2005: 102,404) and Unique Mobile TV users 23,144.

The contribution to data revenue from other African operations decreased from 8.1% to 6.7% for the six months ended September 30, 2006.

Interconnection revenue increased primarily due to the growth in off-net incoming mobile traffic.

The growth in equipment sales was primarily due to the growth of the customer base, cheaper handsets coupled with

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FINANCIAL REVIEW continued

added functionality of new phones based on new technologies. South African handset sale volumes increased by 22.2% to 2.2 million units.

International airtime comprises international calls by Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks.

Other sales and services include revenue from Vodacom’s cell captive insurance scheme, site sharing rental as well as other revenue from non-core operations.

PROFIT FROM OPERATIONS

Geographical split

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
South Africa	2,754	4,060	4,745	47.4	16.9
Tanzania	72	115	134	59.7	16.5
DRC	7	47	133	>200.0	183.0
Lesotho	9	26	34	188.9	30.8
Mozambique	(341)	(25)	(138)	92.7	(>200.0)
Holding companies	33	2	57	(93.9)	>200.0
Profit from operations	2,534	4,225	4,965	66.7	17.5
Profit from operations margin	19.2%	26.1%	25.5%

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FINANCIAL REVIEW continued

Most profit from operations margins of subsidiaries reduced slightly for the six months ended September 30, 2006: South Africa down by 0.5% points to 27.0%, Tanzania down by 1.5% points to 17.3%, DRC up by 7.6% points to 14.8%, Lesotho down by 1.4% points to 32.4%, while Mozambique is not yet profitable.

Profit from operations and the Mozambique results, were negatively affected by the R38.2 million impairment of the Mozambique assets compared to the R68.4 million reversal of the prior year.

EBITDA

Geographical split

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
South Africa	3,940	5,214	6,009	32.3	15.2
Tanzania	152	206	244	35.5	18.4
DRC	110	171	276	55.5	61.4
Lesotho	21	30	47	42.9	56.7
Mozambique	(69)	(61)	(56)	11.6	8.2
Holding companies	35	3	58	(91.4)	>200.0
EBITDA	4,189	5,563	6,578	32.8	18.2
EBITDA margin	31.7%	34.4%	33.8%

Vodacom’s EBITDA margin, adjusted for the impact of low margin cellular phone and equipment sales, was 39.2% (September 30, 2005: 39.7%).

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FINANCIAL REVIEW continued

OPERATING EXPENSES

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Depreciation, amortization and impairment	1,655	1,338	1,613	(19.2)	20.6
Payments to other network operators	1,804	2,168	2,675	20.2	23.4
Other direct network operating costs	5,705	6,577	8,051	15.3	22.4
Staff expenses	760	952	1,078	25.3	13.2
Marketing and advertising expenses	393	488	578	24.2	18.4
General administration expenses	412	467	555	13.3	18.8
Other operating income	(33)	(40)	(50)	21.2	25.0
Operating expenses	10,696	11,950	14,500	11.7	21.3

Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets, and consequently impaired an amount of R38.2 million (September 30, 2005: a reversal of R68.4 million).

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FINANCIAL REVIEW continued

Vodacom’s payments to other network operators increased mainly as a result of an increase in outgoing traffic terminating on other cellular networks, rather than on fixed- line networks.

Other direct network expenses include the cost to connect customers onto the network which are incurred to support growth in the customer base as well as other costs such as cost of goods sold, commissions, customer retention expenses, regulatory and licence fees, distribution expenses and site and maintenance costs.

Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, increasing by 32.9% to 4,683 customers per employee.

Marketing and advertising expenses are mainly driven by new technologies and enhancing brand presence in all operations.

General administration expenses comprise of expenses such as accommodation, information technology costs, office administration, consultant expenses, outsourced call centres, social economic investment and insurance.

Other operating income comprises of income that Vodacom does not consider as part of Vodacom’s core activities such as: risk management services, consultant cost recoveries and franchise fees and is therefore shown separately.

INTEREST RECEIVED, DIVIDENDS RECEIVED AND FINANCE COST

The net income from interest received, dividends received and finance costs increased to R187.2 million (September 30, 2005: net expense of R382.8 million) mainly as a result of the revaluation of foreign assets and foreign liabilities, and in South Africa the weaker Rand and the increased value of foreign exchange contracts compared to the prior year resulted in a further net gain on the revaluation of these foreign exchange contracts.

OPTION FAIR VALUE ADJUSTMENT

In terms of a shareholders’ agreement, the Group’s minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. (CWN) has a put option which came into effect on December 1, 2004, for a period of five years thereafter. In terms of the option, CWN is entitled to put to Vodacom International Limited such

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FINANCIAL REVIEW continued

number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l.. The option price will be fair market value of the related shares at the date the put option is exercised.

The put option gives rise to a financial liability in terms of IAS 32: Financial Instruments: Presentation of R183.4 million (September 30, 2005: Rnil) at September 30, 2006.

In terms of IAS 39: Financial Instruments: Recognition and Measurement, all subsequent changes in the fair value of the financial liability should be recognised as income or expense within the consolidated income statement. The increase in the value of the option had to be expensed through the income statement as a finance charge. The initial recognition of the option was at a value of Rnil due to the fact that Vodacom Congo (RDC) s.p.r.l. were incurring losses, coupled with the political instability in the country.

EFFECTIVE TAX RATE

Vodacom’s effective tax rate decreased to 37.3% (September 30, 2005: 37.9%) in the six months ended September 30, 2006 primarily because of the decrease in the provision for unutilised assessed losses even though the impact of Secondary Tax on Companies (STC) as a percentage of profit increased by 0.9% due to an increase in STC payments of R104.8 million. The current period effective tax rate was negatively affected by the impairment of the Mozambique assets as well as the fair value adjustment of the Vodacom Congo (RDC) s.p.r.l. put option.

SHAREHOLDER DISTRIBUTIONS

Dividends declared in the six months ended September 30, 2006 totalled R2.5 billion and was paid to shareholders on October 4, 2006.

Vodacom Group Interim Results 2006 13

CAPITAL EXPENDITURE (CAPEX)

Capex additions – geographical split

	Rand millions
Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
South Africa	1,109	2,141	2,487	93.1	16.2
Tanzania	83	104	288	25.3	176.9
DRC	187	140	269	(25.1)	92.1
Lesotho	2	11	11	>200.0	–
Mozambique	27	77	49	185.2	(36.4)
Holding companies	5	2	38	(60.0)	>200.0
Capex additions	1,413	2,475	3,142	75.2	26.9
Capex additions as a percentage of revenue	10.7%	15.3%	16.1%

Cumulative capex – geographical split

Six months ended September 30,	2005		2006
	R billions	Foreign	R billions	Foreign
South Africa (R billions)	22.5	–	25.8	–
Tanzania (TSH billions)	1.5	258.3	2.1	345.0
DRC (US$ millions)	1.9	302.0	2.8	362.2
Lesotho (Maloti millions)	0.2	216.8	0.2	235.6
Mozambique (MTn millions)	0.6	2,454.2	0.8	2,834.3
Holding companies (R billions	–	–	0.1	–
Cumulative capex	26.7		31.8

It is Vodacom’s policy to hedge all foreign denominated commitments of South African operations, however, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom’s other African operations is translated at the average exchange rate of the Rand against the operations reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom’s capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account.

Vodacom Group Interim Results 2006 14

FINANCIAL REVIEW continued

FUNDING

Summary of net debt and maturity profile

	Rand millions
September 30, 2006 (reviewed)	2007	2008	2009	2010	2011	2012 onward	Total
South Africa – Finance leases, Rand denominated	95	134	168	114	164	98	773
Funding loans Tanzania – project finance, various denominated	–	118	–	–	–	–	118
Tanzania – project finance, various denominated	163	–	–	–	–	–	163
Medium-term loan to Vodacom International Limited, US$ denominated	–	–	1,381	–	–	–	1,381
DRC – preference share liability, US$ denominated	284	–	–	–	–	–	284
Sekhametsi Investment Consortium, Maloti denominated	–	1	1	1	–	–	3
Other short-term loans US$ denominated	23	–	–	–	–	–	23
Debt excluding bank overdrafts	565	253	1,550	115	164	98	2,745
Bank overdrafts							1,128
Gross debt							3,873
Bank and cash balances							(867)
Net debt							3,006

The Group’s net debt to EBITDA ratio was 45.7% (September 30, 2005: 21.8%) as at September 30, 2006. This reflects the Group’s net debt position before settlement of the R2.5 billion dividend paid on October 4, 2006. Vodacom’s net debt to equity ratio improved to 37.5% (September 30, 2005: 15.6%) as at September 30, 2006. Inclusive of the R2.5 billion interim dividend payable, Vodacom’s net debt to equity ratio as at September 30, 2006 was 72.6% (September 30, 2005: 40.1%).

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FINANCIAL REVIEW continued

CONCLUSION

Vodacom’s strong financial performance continues to be underpinned by excellent growth in customers, improved market share and continued growth in revenues and profits. Vodacom South Africa, by far the largest operation in the Group, has once again strengthened its leadership position. Our market share grew to 59% as a result of superior network coverage, retail and wholesale distribution and marketing of new products and services. This was achieved in spite of an increasingly competitive mobile arena and a more rigid regulatory environment. Our African operations continued to grow and are a social and economic force within their own right in the countries in which we do business. The Vodacom Group is built on successful and long-standing business partnerships, the commitment of our employees and the loyalty of our customers. Cultivating and recognising these contributions are an important contribution to our success.

Adv OA Mabandla

Non-executive Chairman

ADC Knott-Craig

Chief Executive Officer

Vodacom Group Interim Results 2006 16

SEGMENT KEY OPERATIONAL
INDICATORS

SOUTH AFRICA

Consolidated key operational indicators (Vodacom South Africa, Smartcall, Smartcom and Cointel)

Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Customers (‘000)[1] Contract Prepaid Community services	11,346 1,651 9,671 24	15,773 2,092 13, 653 28	20,201 2,675 17,440 86	39.0 26.7 41.2 16.7	28.1 27.9 27.7 >200.0
Gross connections (‘000) Contract Prepaid Community services	2,681 302 2,378 1	4,181 312 3,865 4	5,308 320 4,929 59	55.9 3.3 62.5 >200.0	27.0 2.6 27.5 >200.0
Total churn (%)[2] Contract Prepaid	20.0 8.6 21.9	17.4 9.3 18.7	43.0 11.0 47.7	(2.6 pts) 0.7 pts (3.2 pts)	25.6 pts 1.7 pts 29.0 pts
Total traffic (millions of minutes)[3] Outgoing Incoming	6,735 4,326 2,409	8,038 5,329 2,709	9,721 6,537 3,184	19.3 23.2 12.5	20.9 22.7 17.5
ARPU (Rand per month)[4] Contract Prepaid Community services	165 637 79 2,381	147 588 71 1,960	124 528 61 1,017	(10.9) (7.7) (10.1) (17.7)	(15.6) (10.2) (14.1) (48.1)
Minutes of user per customer per month[5] Contract (excluding bundled minutes) Prepaid Community services	85 234 51 3,316	76 212 49 2,546	68 192 46 1,283	(10.6) (9.4) (3.9) (23.2)	(10.5) (9.4) (6.1) (49.6)
Number of employees	3,988	4,119	4,137	3.3	0.4
Customers of employee	2,845	3,829	4,883	34.6	27.5
Mobile market share (%)[6]	56	57	59	1 pt	2 pts
Mobile market penetration (%)[7]	43.1	58.0	72.2	14.9 pts	14.2 pts

Notes

1.	Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at the end of the period indicated.
2.	Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
3.

Traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.

4.

ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

5.

Minutes of use per customer per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.

6.	Market share is calculated based on Vodacom’s total reported customers and the estimated total reported customers of MTN and Cell C.
7.	Market penetration is based on Vodacom estimates.

Vodacom Group Interim Results 2006 17

SEGMENT KEY OPERATIONAL INDICATORS

continued

VODACOM TANZANIA

Key indicators

Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Customers (‘000)[1] Contract Prepaid Public phones	952 5 944 3	1,606 6 1,597 3	2,593 12 2,573 8	68.7 20.0 69.2 –	61.5 100.0 61.1 166.7
Gross connections (‘000)	326	604	909	85.3	50.5
Churn (%)	26.1	28.7	35.2	2.6 pts	6.5 pts
ARPU (Rand) [2]	91	73	53	(19.8)	(27.4)
Number of employees	342	371	482	8.5	29.9
Customers per employee	2,785	4,330	5,379	55.5	24.2
Mobile market share (%)[3]	58	58	55	–	(3 pts)

VODACOM CONGO

Key indicators

Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Customers (‘000)[1] Contract Prepaid Public phones	903 10 885 8	1,236 11 1,209 16	2,027 16 1,988 23	36.9 10.0 36.6 100.0	64.0 45.5 64.4 43.8
Gross connections (‘000)	305	373	724	22.3	94.1
Churn (%)	18.4	30.5	30.0	12.1 pts	(0.5 pts)
ARPU (Rand) [2]	111	89	83	(19.8)	(6.7)
Number of employees	426	597	513	40.1	(14.1)
Customers per employee	2,119	2,070	3,951	(2.3)	90.9
Mobile market share (%)[3]	48	49	49	1 pt	–

Vodacom Group Interim Results 2006 18

SEGMENT KEY OPERATIONAL INDICATORS

continued

VODACOM LESOTHO

Key indicators

Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Customers (‘000)[1] Contract Prepaid Public phones	122 4 117 1	171 3 166 2	238 3 231 4	40.2 (25.0) 41.9 100.0	39.2 – 39.2 100.0
Gross connections (‘000)	32	42	55	31.3	31.0
Churn (%)	14.0	23.4	20.5	9.4 pts	(2.9 pts)
ARPU (Rand) [2]	91	77	76	(15.4)	(1.3)
Number of employees	62	65	63	4.8	(3.1)
Customers per employee	1,971	2,625	3,771	33.2	43.7
Mobile market share (%)[3]	80	80	80	–	–

VODACOM MOZAMBIQUE

Key indicators

Six months ended September 30,	2004 (unaudited)	2005 (unaudited)	2006 (unaudited)	% change
				04/05	05/06
Customers (‘000)[1] Contract Prepaid Public phones	164 3 161 –	336 5 331 –	694 11 682 1	104.9 66.7 105.6 n/a	106.5 120.0 106.0 n/a
Gross connections (‘000)	108	123	327	13.9	165.9
Churn (%)	2.7	34.5	41.8	31.8 pts	7.3 pts
ARPU (Rand) [2]	63	41	27	(34.9)	(34.1)
Number of employees	85	148	126	74.1	(14.9)
Customers per employee	1,934	2,271	5,507	17.4	142.5
Mobile market share (%)[3]	24	26	33	2 pts	(7 pts)

Notes

1.	Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at end of the period indicated.
2.

ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3.	Market share is calculated based on Vodacom estimates.

Vodacom Group Interim Results 2006 19

CONDENSED CONSOLIDATED

INCOME STATEMENTS

for the six months ended September 30, 2005 and 2006

	2005	2006
	(reviewed)	(reviewed)
	(restated)
	Rm	Rm
Revenue	16,175.2	19,465.6
Other operating income	39.9	49.8
Direct network operating cost	(8,745.4)	(10,726.1)
Depreciation	(1,282.2)	(1,335.2)
Staff expenses	(951.7)	(1,078.1)
Marketing and advertising expenses	(488.0)	(578.0)
Other operating expenses	(466.9)	(555.1)
Amortisation of intangible assets	(124.2)	(239.3)
Impairment of assets	68.4	(38.2)

Profit from operations	4,225.1	4,965.4
Interest, dividends and other financial income	298.7	1,092.4
Finance costs	(681.5)	(905.2)
Option fair value adjustment	–	(183.4)

Profit before taxation	3,842.3	4,969.2
Taxation	(1,454.9)	(1,855.7)
Net profit	2,387.4	3,113.5

Attributable to:
Equity shareholders	2,363.5	3,072.4
Minority interests	23.9	41.1

	2005	2006
	R	R
Basic and diluted earnings per share	236,350	307,240

Vodacom Group Interim Results 2006 20

CONDENSED CONSOLIDATED

BALANCE SHEETS

at March 31, 2006 and September 30, 2006

	March 31,	Sept 30,
	2006	2006
	(audited)	(reviewed)
	(restated)
	Rm	Rm
ASSETS
Non-current assets	16,079.2	18,524.4
Property, plant and equipment	13,386.6	15,389.3
Intangible assets	1,954.9	2,450.5
Financial assets	92.1	114.2
Deferred taxation	297.6	219.1
Deferred cost	311.2	306.8
Lease assets	36.8	44.5

Current assets	8,688.6	8,061.8
Deferred cost	451.8	487.9
Short-term financial assets	149.3	414.7
Inventory	454.3	764.3
Trade and other receivables	4,487.1	5,528.0
Cash and cash equivalents	3,146.1	866.9

Total assets	24,767.8	26,586.2
EQUITY AND LIABILITIES
Equity	8,672.3	9,368.0
Ordinary share capital	*	*
Retained earnings	8,583.0	9,154.7
Non-distributable reserves	(194.0)	(80.6)
Minority interests	283.3	293.9

Non-current liabilities	2,236.6	3,705.3
Interest-bearing debt	819.2	2,179.2
Deferred taxation	602.3	727.5
Deferred revenue	320.3	330.9
Provisions	372.3	339.8
Operating lease liabilities	122.5	127.9

Current liabilities	13,858.9	13,512.9
Trade and other payables	5,104.7	6,519.4
Deferred revenue	1,604.5	1,806.5
Taxation payable	630.2	481.8
Non interest-bearing debt	4.3	-
Short-term interest-bearing debt	1,645.5	565.3
Short-term provisions	623.0	505.4
Dividends payable	2,800.0	2,500.0
Derivative financial liabilities	60.9	7.0
Bank borrowings	1,385.8	1,127.5
Total equity and liabilities	24,767.8	26,586.2

* Amounts less than R50,000

Vodacom Group Interim Results 2006 21

CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN EQUITY

for the six months ended September 30, 2005 and 2006

	Attributable to equity shareholders
	Share capital Rm	Retained earnings Rm	Non- distributable reserves Rm

Balance at March 31, 2005 as previously reported	*	8,057.2	(298.0)
Changes in accounting policies	–	1.9	(1.9)
Balance at March 31, 2005
– restated	*	8,059.1	(299.9)
Net profit for the period	–	2,363.5	–
Dividends declared	–	(1,700.0)	–
Contingency reserve	–	(0.6)	0.6
Acquisition of subsidiary	–	–	–
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	–	–	114.6
Foreign currency translation reserve
– deferred taxation	–	–	0.5
Balance at September 30, 2005
– reviewed	*	8,722.0	(184.2)
Balance at March 31, 2006
as previously reported	*	8,567.3	(178.3)
Changes in accounting policies	–	15.7	(15.7)
Balance at March 31, 2006
– restated	*	8,583.0	(194.0)
Net profit for the period	–	3,072.4	–
Dividends declared	–	(2,500.0)	–
Contingency reserve	–	(0.7)	0.7
Acquisition of minorities	–	–	–
Net gains and losses not recognised
in the income statement
Foreign currency translation reserve	–	–	122.9
Foreign currency translation reserve
– deferred taxation	–	–	(9.0)
Capital contribution on remeasurement of shareholders loan to fair value	–	–	(1.2)
Balance at September 30, 2006
– reviewed	*	9,154.7	(80.6)
* Amounts less than R50,000.

Vodacom Group Interim Results 2006 22

Total Rm	Minority Interests Rm	Total Equity Rm

7,759.2	128.7	7,887.9
–	–	–
7,759.2	128.7	7,887.9
2,363.5	23.9	2,387.4
(1,700.0)	–	(1,700.0)
–	–	–
–	46.5	46.5

114.6	(1.3)	113.3
0.5	–	0.5
8,537.8	197.8	8,735.6
8,389.0	283.3	8,672.3
–	–	–

8,389.0	283.3	8,672.3
3,072.4	41.1	3,113.5
(2,500.0)	(35.4)	(2,535.4)
–	–	–
–	(22.3)	(22.3)

122.9	26.0	148.9

(9.0)	–	(9.0)

(1.2)	1.2	–

9,074.1	293.9	9,368.0

Vodacom Group Interim Results 2006 23

CONDENSED CONSOLIDATED CASH

FLOW STATEMENTS

for the six months ended September 30, 2005 and 2006

	2005 (reviewed) Rm	2006 (reviewed) Rm
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers	15,327.2	18,589.6
Cash paid to suppliers and employees	(10,405.6)	(13,135.2)

Cash generated from operations	4,921.6	5,454.4
Finance costs paid	(228.8)	(574.5)
Interest, dividends and other financial
income received	96.9	394.0
Taxation paid	(1,513.2)	(1,792.0)
Dividends paid – equity shareholders	(1,800.0)	(2,800.0)
Dividends paid – minority shareholders	–	(35.4)
Net cash flows from operating activities	1,476.5	646.5
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment
and intangible assets	(2,229.4)	(2,629.0)
Proceeds on disposal of property, plant
and equipment and intangible assets	6.8	3.1
Acquisition of subsidiaries	(0.2)	–
Other investing activities	(8.5)	(19.3)
Net cash flows utilised in investing activities	(2,231.3)	(2,645.2)
CASH FLOW FROM FINANCING ACTIVITIES
Finance lease capital repaid	(21.1)	(34.6)
Interest-bearing debt incurred	32.5	–
Interest-bearing debt repaid	(46.4)	(77.2)
Net cash flows utilised in financing activities	(35.0)	(111.8)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(789.8)	(2,110.5)
Cash and cash equivalents at the
beginning of the period	2,173.0	1,760.3
Effect of foreign exchange rate changes	(11.7)	89.6
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,371.5	(260.6)

.

Vodacom Group Interim Results 2006 24

DISCLAIMER

This report has been prepared and published by Vodacom Group (Proprietary) Limited. Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this report and will not be held liable for any reliance placed on the information contained in this report.

The information contained in this report is subject to change without notice and may be incomplete or condensed. In addition, this report may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the aforegoing, it should be noted that:

•

Many of the statements included in this report are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this report either to conform them to actual results or to changes in our expectations.

•

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this report.